EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

April 5, 2012.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through CNW Group on April 5, 2012.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

April 13, 2012.

Schedule “A”

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources releases further high grade diamond drill results from the Mahab 4 Volcanogenic Massive Sulphide deposit and regional exploration in Oman.

New drill results from Mahab 4 include:
GRB5D093 - 12.73 metres @ 5.03% Cu, 0.29 g/t Au, 2.00% Zn and 16.00 g/t Ag of primary massive sulphide from 130.7 metres down hole depth
GRB5D097 - 18.49 metres @ 5.25% Cu, 0.30 g/t Au, 0.80% Zn and 12.50 g/t Ag from 70.6 metres down hole in primary massive sulphide and semi-massive sulphide mineralisation

Toronto, Canada – April 5, 2012 - Gentor Resources Inc. (“Gentor”) (TSX-V – “GNT” & OTCQB – “GNTO”) and its Omani partner Al Fairuz Mining Company LLC are pleased to announce further assay results from evaluation drilling of the Mahab 4 Cyprus-type copper discovery in Block 5, in Oman.  This includes results for the latest four drill holes, B5MB4D093 to B5MB4D103 plus extra analyses for hole B5MB4D070 that are summarized in Table 1 and presented in attached sectional Figure 4.  These results have allowed the construction of a sectional based wire frame model for the deposit in preparation for the estimation of the maiden resource on this deposit.  Hellman & Schofield have been commissioned to undertake a National Instrument 43-101 compliant resource estimation in the next few months.  The wire framed model has been constructed to a maximum vertical depth of 130 metres and with a total of 51 core holes representing an aggregate of 6,195.94 metres of drilling.

Maqail South
Previously reported drilling at Maqail South consisted of eight mineralised holes on 50 metre spaced sections which defined a high-grade massive sulphide lens with strike and dip dimensions of 100 metres x 80 metres above low-grade stringer mineralisation centred on drillhole B5MSD031 (refer Figure 2).  Further drilling has been conducted at Maqail South (as shown on Table 2 and Figure 2) but assay results are awaited.

Regional Exploration
Reverse circulation drilling during late 2011 and early 2012 tested a series of VTEM anomalies and geological targets in Blocks 5 and 6.  Encouraging drill assay results were returned from three areas - Mahab 2, Maqail and Sarami (locations shown in Figure 3).  Significant results outlined in Table 3 came from three holes at Mahab 2 with up to 5.00 metres grading 2.81% Cu in stockwork mineralisation, one hole at Sarami gave three intervals of +2% Cu in stringer veins including 4.00 metres at 3.30% Cu, and one hole at Maqail included two intervals including 1.00 metre at 1.08% Cu &1.29g/t Au containing massive sulphide clasts in a polymictic breccia.  All these prospects warrant further evaluation by diamond drilling.  Drilling is currently underway at Maqail to determine the source of the massive sulphide clasts.

Locality plans of the Oman concessions, the key prospect areas and reported drill holes on sections are found accompanying this press release on the Company's web site:
http://www.gentorresources.com/s/NewsReleases.asp?ReportID=517002

Gentor’s President & CEO Dr. Peter Ruxton commented: “Gentor has now drill defined two massive sulphide deposits to date in Oman upon which resource estimations can be made.  And we are in the process of defining new targets to expand our resource base in 2012.”

TABLE 1.  Summary of Mahab 4 Significant Intersections from Jan - March 2012.
Hole No.	From	To	Intercept	Copper	Gold	Zinc	Silver	Mineralisation
Mahab 4	m	m	m	%	g\t	%	g/t

B5MB4D070	*12.42	36.46	24.04	6.32	0.49	1.1	24.2	MS
and:	*42.00	44.00	2.00	1.00	0.04	0.1	1.5	QVS
and:	*55.20	59.27	4.07	1.50	0.06	0.1	3.2	QVS
and:	64.00	69.00	5.00	0.38	0.04	0.2	0.8	QVS

B5MB4D093	115.39	116.34	0.95	8.49	0.18	0.9	21.0	MS
and:	130.74	143.47	12.73	5.03	0.29	2.0	16.0	MS

B5MB4D095	125.50	158.72	33.22	0.24	0.03	0.1	1.3	QVS/SMS/MS
including:	152.00	158.72	6.72	0.54	0.05	0.3	1.7	MS/QVS

B5MB4D097	70.60	89.09	18.49	5.25	0.30	0.8	12.5	MS

B5MB4D103	127.00	155.00	28.00	0.63	0.02	0.0	1.3	QVS
including:	127.00	141.00	14.00	0.83	0.02	0.0	1.5	QVS

* Figures were reported previously
  (Codes: MS = Massive Sulphide, SMS = Semi-Massive Sulphide, QVS = Quartz Vein Stringer)

TABLE 2.  Core holes completed at Maqail South (April 2012)
Maqail South Drill Summary April 2012
Hole	Easting	Northing	Elevation	Dip (°)	Azimuth (°)	Length (m)
B5MQSD092	453635.52	2661266.74	382.138	70	310	147.35
B5MQSD094	453467.83	2661213.73	401.029	90		102.30
B5MQSD096	453513.88	2661363.51	369.565	70	310	63.10
B5MQSD098	453477.97	2661329.64	365.794	70	310	51.30
B5MQSD099	453540.18	2661160.86	398.109	90		99.30
B5MQSD101	453662.31	2661170.71	375.210	90		51.65
B5MQSD102	453717.04	2661191.81	380.114	60	305	48.55
B5MQSD104	453407.61	2661264.16	373.081	90		46.20
B5MQSD105	453578.3	2661243.33	415.000	60	40	70.50
B5MQSD106	453367.71	2661162.66	396.640	90		46.00
B5MQSD108	453446.46	2661099.69	392.159	90		83.90
B5MQSD110	453413.06	2661064.87	391.638	90		80.25
B5MQSD112	453473.67	2660920.81	353.264	90		77.35
B5MQSD113	453536.93	2661040.34	373.580	90		141.15
B5MQSD115	453358.26	2661078.53	388.043	69	310	45.25
B5MQSD116	453398.61	2660923.48	347.152	70	310	61.75
B5MQSD118	453467.03	2661018.25	358.135	90		72.25
Coordinates in projection UTM zone 40N, datum WGS84
Note: Reference is made to Table 2 of Gentor’s press releases dated November 14, 2011 and January 31, 2012 for the above type of information relating to the holes reported on in this press release.

TABLE 3.  Reverse Circulation Drilling- Significant Results to Date
Prospect	Hole No.	From	To	Intercept	Copper	Gold	Zinc	Silver	Mineralisation
		m	m	m	%	g\t	%	g/t

Mahab 2	B5MB2RC01	49	54	5.00	2.81	0.01	0.0	18.4	QVS

Mahab 2	B5MB2RC03	20	29	9.00	0.67	0.01	0.0	2.3	QVS

Mahab 2	B5MB2RC04	19	22	3.00	0.46	0.01	0.0	1.7	QVS
	and:	34	43	9.00	1.86	0.02	0.0	5.0	QVS

Sarami	B5SRMRC01	76	78	2.00	2.26	0.02	0.2	6.5	QVS
	and:	99	103	4.00	3.20	0.06	0.1	20.5	QVS
	and:	115	119	4.00	3.30	0.05	0.1	9.8	QVS

Maqail	B5MQLRC04	53	58	5.00	0.69	0.31	0.1	2.2	MS clasts in BXA
	includes:	53	54	1.00	2.16	0.18	0.1	2.0	MS clasts in BXA
		57	58	1.00	1.08	1.29	0.4	8.0	MS clasts in BXA

(Codes: MS = Massive Sulphide, QVS = Quartz Vein Stringer, BXA = Breccia)

Qualified Person

The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

Technical Report
Additional information with respect to the Company's Omani properties is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated December 31, 2010 and entitled "National Instrument 43-101 Independent Technical Report on Block 5 and Block 6 Copper Projects, Semail Ophiolite Belt, Sultanate of Oman held by Gentor Resources, Inc."  A copy of this report can be obtained from SEDAR at www.sedar.com.

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman.  In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

FIGURE 1 - Mahab 4 geological plan showing drill holes and mineralised intervals.

468,650 mE
468,700 mE
468,750 mE
468,800 mE
468,850 mE
2,656,350 mN
2,656,300 mN
2,656,250 mN
2,656,200 mN
2,656,150 mN
2,656,100 mN
2,656,050 mN
Legend
Drill hole collar
Fault
Alluvium
Basalt (V1-2)
Dyke
Gossan
Umber
Basalt (V1-1)
Sheeted Dykes
Massive Sulphide
Semi-Massive Sulphide
Quartz Vein Stringer
Section6
Section5a
Section5
Section4a
Section4
Section 3.75
Section3
Section2
Section1
Section0
Section1S
Section-1
Section1aS
Section2S
B5MB4D080
B5MB4D077
GRB5D045
GRB5D041
B5MB4D089
B5MB4D091
B5MB4D088
B5MB4D071
B5MB4D074
GRB5D047
GRB5D039
GRB5D035
B5MB4D083
B5MB4D095
GRB5D042
B5MB4D093
GRB5D028
GRB5D030
GRB5D032
B5MB4D082
B5MB4D086
GRB5D0011
GRB5D026
B5MB4D075
GRB5D0020
GRB5D025
B5MB4D097
B5MB4D079
B5MB4D100
B5MB4D084A
GRB5D003
GRB5D005
B5MB4D064
GRB5D006
GRB5D008
B5MB4D072
B5MB4D066
GRB5D050
B5MB4D067
GRB5D048
GRB5D052
B5MB4D103
B5MB4D063
B5MB4D070
B5MB4D059
GRB5D054
B5MB4D057
B5MB4D069
B5MB4D061
GRB5D055
50m

FIGURE 2 - Maqail South geological plan showing VTEM anomalies and drill holes.

453,400 mE
453,500 mE
453,600 mE
453,700 mE
2,661,400 mN
2,661,300 mN
2,661,200 mN
2,661,100 mN
2,661,000 mN
2,660,900 mN
B5MQSD096
GRB5D037
B5MQSD098
GRB5D040
MQS_j
GRB5D036
Section8
B5MQSD092
B5MQSD104
GRB5D027
GRB5D007
B5MQSD105
GRB5D031
GRB5D0023
B5MQSD094
GRB5D0024
B5MQSD102
Section7
MQS_d
GRB5D034
GRB5D0021
B5MQSD101
MQS_m
B5MQSD106
B5MQSD099
GRB5D004
Section6
GRB5D009
GRB5D0022
MQS_w
MQS_e
Section5
B5MQSD108
Section4
B5MQSD115
Section 2
B5MQSD110
Section3
B5MQSD113
MQS_v
Section 1
MQS_ad
MQS_ac
B5MQSD116
B5MQSD112
Section 0
MQS_r
MQS_s
Maqail South Summary
Drillhole
Measurement - structural
Measurement - strat
Fault
Massive Sulphide
Semi-massive Sulphide
Quartz Vein Stringer
Gossan
Lasail Basalt (V1-2)
Umber
Geotimes Basalt (V1-1)
Sheeted Dykes

FIGURE 3 – Block 5 Prospect Summary April 2012.

FIGURE 4 – Mahab 4 – Section 2 showing drill holes and mineralised intervals